Exhibit 99.1

Scinai Regains Compliance with Nasdaq Minimum Bid Price Requirement

Nasdaq confirms compliance with Listing Rule 5550(a)(2) after 19 consecutive business days with a closing bid price at or above $1.00; minimum bid price matter is closed

JERUSALEM, September 21, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company combining innovative immunology therapeutic development with a revenue-generating contract development and manufacturing organization (“CDMO”), today announced that it has received written notification from Nasdaq Listing Qualifications confirming that the Company has regained compliance with the $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) and that the matter is now closed.

On March 12, 2026, Nasdaq Staff notified Scinai that the Company’s American Depositary Shares (“ADSs”) had failed to maintain a minimum bid price of $1.00 over the prior 30 consecutive business days. In its September 18, 2026 compliance letter, Nasdaq stated that for the 19 consecutive business days from August 21, 2026 through September 17, 2026, the closing bid price of Scinai’s ADSs was at $1.00 per share or greater. Accordingly, Nasdaq determined that Scinai had regained compliance with Listing Rule 5550(a)(2).

“Receiving Nasdaq’s confirmation closes an important compliance matter for Scinai,” said Amir Reichman, Chief Executive Officer of Scinai. “We appreciate Nasdaq Staff’s review and constructive engagement throughout the process. With this matter resolved, our focus remains on commercial execution at Scinai Biopharma Services and disciplined advancement of our NanoAb programs.”

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on the development of innovative immunology therapies and the operation of a contract development and manufacturing organization. The Company is developing its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen.

Scinai also owns Scinai Biopharma Services Ltd., a CDMO providing development and manufacturing services to biotechnology and pharmaceutical companies through facilities in Jerusalem and Yavne, Israel.

For more information, please visit www.scinai.com.

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations, Allele Capital Partners | +1 (561) 388-8178| BDeBeer@allelecapital.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. These include statements regarding the Company’s continued commercial execution, CDMO growth and customer programs, NanoAb development and the Company’s ability to maintain compliance with Nasdaq listing requirements.

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks include the Company’s ability to secure sufficient financing or non-dilutive funding on satisfactory terms or at all; increase CDMO revenues and execute customer programs; maintain research and license arrangements; generate supportive preclinical or clinical data; obtain regulatory approvals; secure development partners; maintain compliance with Nasdaq listing requirements; and respond to competition and market, regulatory, geopolitical and economic conditions. Additional information appears in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F filed on April 1, 2026. Forward-looking statements speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise them.